Exhibit 99.(e)

DISTRIBUTION REINVESTMENT PLAN

OF

TRILOMA EIG GLOBAL ENERGY TERM FUND I

Triloma EIG Global Energy Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Distribution Reinvestment Plan (the “Plan”) with respect to distributions declared by its board of trustees (the “Board”) on its shares of beneficial interest (the “Shares”):

1.                                      Participation; Agent. The Fund’s Plan is available to shareholders of record of the Shares. DST Systems, Inc. (“DST”) acting as agent for each participant in the Plan, will apply cash distributions that become payable to such participant on Shares (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such participant.

2.                                      Eligibility and Election to Participate. Participation in the Plan is limited to registered owners of Shares. The Fund’s Board reserves the right to amend the Plan in the future to permit voluntary cash investments in Shares pursuant to the Plan. A participating shareholder is required to include all of the Shares owned by such shareholder in the Plan. Any shareholder may elect to participate in the Plan at any time by completing and executing a subscription agreement, authorization form, or such other similar form, as authorized by the Fund or DST. Participation in the Plan will commence with the next distribution paid after receipt of the shareholder’s notice, and to all distributions thereafter, provided such notice is received at least 15 Business Days (as defined below) prior to the last day of the calendar month. For purposes of the Plan, “Business Day” means any day except Saturday, Sunday, and any day commercial banks are closed pursuant to federal law. If a shareholder wishes to receive their distributions in cash, no action is required.

3.                                      Share Purchases. The Fund shall use newly-issued Shares to implement the Plan. Purchases will be made directly from the Fund at the public offering price, net of any front-end sales load, as of the most recent public offering of its Shares. In the event the public offering is suspended or terminated, the reinvestment purchase price will be determined by the Board or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per share as determined in good faith by our Board or a committee thereof, in its sole discretion, and (ii) not more than 2.5% greater than the net asset value per share. There will be no sales load charged on Shares issued to a shareholder under the Plan. In making purchases for the accounts of participants, DST may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant.

4.                                      Timing of Purchases. The Fund expects to issue Shares pursuant to the Plan, immediately following each distribution payment date, on the date the Shares may be purchased on a weekly basis in the publicly offering. DST will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid (except where necessary to comply with applicable securities laws) by the Fund. If, for any reason beyond the control of DST, reinvestment of the distributions cannot be completed within 30 days after the applicable distribution payment date, participants’ funds held by DST will be distributed to the participant.

5.                                      Account Statements. DST will confirm to each participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. No less frequently than quarterly, DST will provide to each participant an account statement showing the cash distribution, the number of shares purchased with the cash distribution, and the year-to-date and cumulative cash distributions paid.

6.                                      Expenses. There will be no direct expenses to participants for the administration of the Plan. Administrative fees associated with the Plan will be paid by the Fund.

7.                                      Taxation of Distributions. The reinvestment of distributions does not relieve the participant of any taxes which may be payable on such distributions.

8.                                      Share Certificates. No Share certificates will be issued to a participant.

9.                                      Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

10.                               Absence of Liability. Neither the Fund nor DST shall have any responsibility or liability as to the value of the Shares, any change in the value of the shares acquired for any participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which distributions are invested. Neither the Fund nor DST shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s participation in the Plan upon such participant’s death prior to the date of receipt of such notice, and (b) with respect to the time and prices at which shares are purchased for a participant. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11.                               Termination of Participation. A participant may terminate participation in the Plan at any time by written instructions to that effect to DST. To be effective on a distribution payment date, the notice of termination and termination fee must be received by DST at least 15 Business Days before that distribution payment date. Upon receipt of notice of termination from the participant, DST may also terminate any participant’s account at any time in its discretion by notice in writing mailed to the participant.

12.                               Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time in its sole and absolute discretion. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each participant unless, prior to its effective date thereof, DST receives written notice of termination of the participant’s account. Amendment may include an appointment by the Fund or DST with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of DST under this Plan. The Fund may suspend the Plan at any time without notice to the participants.

13.                               Governing Law. This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of New York.